File No. 001-13252

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from            to

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

McKesson Corporation Profit-Sharing Investment Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

McKesson Corporation

McKesson Plaza

One Post Street, San Francisco, CA 94104

Telephone (415) 983-8300

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN

EXHIBITS:

23.1 Consent of Independent Registered Public Accounting Firm

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

McKesson Corporation Profit-Sharing Investment Plan

San Francisco, California

We have audited the accompanying statements of net assets available for benefits of the McKesson Corporation Profit-Sharing Investment Plan (the “Plan”) as of March 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit for its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of March 31, 2011 and 2010, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of March 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2011 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

San Francisco, California

September 21, 2011

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

(In thousands)

	March 31,
	2011				2010
	Participant Directed		Non-Participant Directed	Plan Total	Participant Directed		Non-Participant Directed	Plan Total
ASSETS
Cash and cash equivalents
Allocated	$		$3,032	$3,032	$		$2,886	$2,886
Unallocated				—			76,949	76,949

Total cash & cash equivalents		—	3,032	3,032		—	79,835	79,835

Investments at Fair Value
Mutual funds and Fidelity BrokerageLink		661,143		661,143		474,411		474,411
Common/ collective trusts		425,846		425,846		372,248		372,248
Separately managed accounts		460,397		460,397		361,326		361,326
BNY Mellon Stable Value Portfolio		231,119		231,119		216,040		216,040
McKesson Corp. common stock
Employer stock fund			474,149	474,149			443,996	443,996
Employee stock fund		87,625		87,625		67,715		67,715

Total Investments at Fair Value		1,866,130	474,149	2,340,279		1,491,740	443,996	1,935,736

Receivables
Notes Receivable from participants		34,395		34,395		30,244		30,244
Dividends and interest on
Employer stock fund			1,093	1,093			831	831
Due from broker for securities sold — allocated			55	55			17	17

Total receivables		34,395	1,148	35,543		30,244	848	31,092

Total assets		1,900,525	478,329	2,378,854		1,521,984	524,679	2,046,663

LIABILITIES
Accrued other			1,198	1,198			927	927

Total liabilities		—	1,198	1,198		—	927	927

Net Assets Available for Benefits at Fair Value		1,900,525	477,131	2,377,656		1,521,984	523,752	2,045,736
Adjustment from fair value to contract value for fully benefit-responsive investment contracts		(3,882)		(3,882)		(3,134)		(3.134)

Net Assets Available for Benefits		$1,896,643	$477,131	$2,373,774		$1,518,850	$523,752	$2,042,602

See Financial Notes

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

(In thousands)

	Years Ended March 31,
	2011			2010
	Participant Directed	Non-Participant Directed	Plan Total	Participant Directed	Non-Participant Directed	Plan Total
INVESTMENT INCOME
Net appreciation in fair value of investments	$190,364	$81,480	$271,844	$392,793	$227,300	$620,093
Dividends and interest	25,815	4,569	30,384	22,714	3,504	26,218

Total Investment income	216,179	86,049	302,228	415,507	230,804	646,311

SECURITIES LITIGATION SETTLEMENT PROCEEDS			—	42,532	76,949	119,481

CONTRIBUTIONS
Participants	131,873		131,873	120,089		120,089
Employer	55,992		55,992	58	899	957

Total contributions	187,865	—	187,865	120,147	899	121,046

DEDUCTIONS
Benefits paid to participants	128,828	29,130	157,958	130,765	25,980	156,745
Interest expense			—		14	14
Administrative fees	918	88	1,006	604	103	707

Total deductions	129,746	29,218	158,964	131,369	26,097	157,466

Increase in Net Assets Before Transfers and Mergers	274,298	56,831	331,129	446,817	282,555	729,372
Transfers to participant directed investments	103,452	(103,452)	—	32,688	(32,688)	—
Merger of net assets from other plans	43		43	5,903		5,903

Increase (decrease) in Net Assets	377,793	(46,621)	331,172	485,408	249,867	735,275
Net Assets at beginning of year	1,518,850	523,752	2,042,602	1,033,442	273,885	1,307,327

Net Assets at end of year	$1,896,643	$477,131	$2,373,774	$1,518,850	$523,752	$2,042,602

See Financial Notes

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN

FINANCIAL NOTES

1. Plan Description

The following brief description of the McKesson Corporation Profit-Sharing Investment Plan (the “PSIP” or the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information. The PSIP is a defined contribution plan covering all persons who have completed two months of service and are regular or part-time employees, or are casual employees who have completed a year of service in which they worked at least 1,000 hours in a year, at McKesson Corporation (the “Company” or “McKesson”) or a participating subsidiary, except employees covered by a collectively bargained pension plan. The Plan’s year is defined as April 1st to March 31st. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Fidelity Management Trust Company (“Fidelity”) is the trustee of the Plan.

The Plan is comprised of Participant Directed and Non-Participant Directed Investments, as described below:

A    Participant Directed Investments

Contributions: The Plan qualifies as a safe harbor plan as described in Internal Revenue Code sections 401(k) (12) and 401(m) (11). Effective January 1, 2011, participants may make pretax and/or Roth 401(k) contributions from 1% to 75% of eligible pay, limited to $16,500 for calendar year 2011. Prior to January 1, 2011, the Plan allowed for pretax and/or Roth 401(k) contributions from 1% to 20% of eligible pay, limited to $16,500 for calendar year 2010. Total contributions are limited to the lesser of $49,000 for calendar year 2011 and calendar year 2010 or 100% of taxable compensation per calendar year. Participants 50 years of age or older may also elect to make pretax and/or Roth 401(k) catch-up contributions of up to 75% of pay, limited to $5,500 for calendar year 2011 and calendar year 2010. Participants may also contribute amounts representing distributions from other qualified plans.

Participant Accounts: Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution and an allocation of earnings, and charged with withdrawals and an allocation of losses and administrative expenses. Allocations are based on participant earnings, or account balances, as defined in the Plan document. The participant is entitled to a benefit upon retirement or separation from employment based upon the vested portion of the participant’s account.

Vesting: Participant contributions and earnings are 100% vested at all times.

Investment Options: Upon enrollment in the PSIP, a participant may direct contributions in 1% increments to any of the investments within the Plan. Effective August 2009, the mutual fund window was closed to new contributions and Vanguard Target Retirement Funds were added as default investment funds; in addition, the Plan added Fisher Investments Small Cap Value Portfolio, Cadence Small Cap Growth Portfolio and PSIP International Equity Portfolio as its core funds. Effective March 15, 2010, the Plan closed the mutual fund window and the following core funds: SSgA Balanced Fund, Wellington Management Small Cap Portfolio and Fidelity Diversified International Fund. The following are descriptions from each fund’s prospectus or fund manager’s report:

•	BNY Mellon Stable Value Portfolio invests in fixed-income investments issued by life insurance companies and financial institutions. This is a separately managed account, not a mutual fund.

•

McKesson Employee Stock Fund (the “Employee Stock Fund”) represents investments in Company common stock with participant contributions and transfers from the Allocated Employer Stock Fund. See description of Allocated Employer Stock Fund in Section B, Non-Participant Directed Investments.

•

SSgA Bond Index Fund is a commingled pool that seeks to provide investment results that correspond to the total return of the bonds in the Barclays Capital U.S. Aggregate Bond Index. This is a commingled institutional fund, not a mutual fund.

•	Fisher Investments Small Cap Value Portfolio invests primarily in stocks of companies that are part of the Russell 2000 Value Index. This is a separately managed account, not a mutual fund.

•

Cadence Small Cap Growth Portfolio invests primarily in small-cap companies with market values under $2.5 billion that are a part of the Russell 2000. This is a separately managed account, not a mutual fund.

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN

FINANCIAL NOTES (Continued)

•

SSgA S&P 500 Index Fund is a commingled pool that invests in stocks in the benchmark S&P 500 Index and attempts to duplicate the investment results of that index. This is a commingled institutional fund, not a mutual fund.

•

Dodge & Cox Large Cap Value Portfolio invests in the common stock of companies where the fund managers believe the long-term earnings prospects are not reflected in the current price. This is a separately managed account, not a mutual fund.

•

PSIP International Equity Portfolio is a mix of two mutual funds that invests 80% in units of Fidelity Diversified International Fund – Class K (FDIKX) and 20% in units of Eaton Vance Structured Emerging Market Fund – Class I Shares (EIEMX).

•	Rainier Large Cap Growth Portfolio invests primarily in the common stock of large companies, with a goal of long-term capital growth. This is a separately managed account, not a mutual fund.

•

Vanguard Target Retirement Funds provide access to 11 mutual fund options designed for investors expecting to retire around the year indicated in each fund’s name. The funds are managed to gradually become more conservative over time.

•	Fidelity BrokerageLink provides access to a discount brokerage account which allows participants to develop a self-directed brokerage option.

Loans: Participants may apply for a loan from the Plan. The total amount owed to the Plan by an individual participant cannot exceed the lowest of: (i) 50% of such participant’s vested account balance, (ii) $50,000 as adjusted for certain items specified in the Plan document, or (iii) the value of the participant’s account attributable to basic, supplemental, catch-up and rollover contributions. Most loans bear interest at the then current prime rate of interest on the loan date plus 1%. Contractual interest rates ranged from 4% to 11% in fiscal 2011 and 2010. Loans may be repaid over a period not to exceed 5 years, except for residential loans, which must not exceed a term of 10 years. Principal repayments and interest are paid through payroll deductions. For participants who have been terminated or are on leave and are no longer receiving a paycheck, loan repayments may be made via electronic fund transfers or monthly coupon payments. Notes receivable from participants totaled $34,395,000 and $30,244,000 at March 31, 2011 and 2010.

Payment of Benefits: Participants have the right to receive a total distribution of the value of their vested PSIP account at the time of retirement, death, disability or termination of employment. In general, benefit payments are made in a lump sum cash amount, but participants also may elect a distribution in-kind and/or in the form of installments. Former employees may remain participants in the Plan.

Transfers from Other Qualified Plans: In October 2009, the net assets from Edwards Medical Supply, Inc. Employee 401(k) Savings Plan and Trust totaling $5,903,000 were merged into the Plan.

B    Non-Participant Directed Investments

General: The McKesson Employer Company Stock Funds (Allocated and Unallocated) (the “Employer Stock Funds”) consist of a leveraged Employee Stock Ownership Plan (“ESOP”). Generally, the Allocated fund represents shares that have been allocated to participants through employer matching contributions and have not yet been directed to other investment options by the participants. This fund is classified as “non-participant directed” because only the Company can direct shares into this account. The Unallocated fund represents ESOP shares to be used for future employer matching contributions. Participants can transfer employer matching contributions from the allocated fund to other participant directed investments, including the Employee Stock Fund, as soon as they are made. Total transfers to the participant directed investments for the years ended March 31, 2011 and 2010 were $103,452,000 and $32,688,000.

On October 9, 2009, the Plan’s ESOP received its share of the Consolidated Securities Litigation Action settlement proceeds as described in Note 8. Approximately $77 million of the proceeds were attributable to the unallocated shares (the “Unallocated Proceeds”) of McKesson common stock held by the Plan in an ESOP suspense account. The receipt of the Unallocated Proceeds by the Plan was a reimbursement for the loss in value of the Company’s common stock held by the Plan in its ESOP suspense account during the Consolidated Securities Litigation Action class-holding period and not a contribution made by the Company to the Plan or ESOP. In accordance with Plan terms, in April 2010, the entire $77 million of Unallocated Proceeds were allocated to all current Plan participants, to fulfill the Plan’s obligation for the year. Of the $77 million in Unallocated Proceeds, the Plan allocated $51 million to the ESOP as a matching contribution and $26 million as a discretionary contribution. In addition, in accordance with the Plan’s terms, the Plan contributed $4,399,000, in ESOP contributions for the Plan year ending March 31, 2010. The Internal Revenue Code requires that shares be released for employer contributions according to a formula based on debt service payments under the leveraged ESOP component of the Plan.

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN

FINANCIAL NOTES (Continued)

In fiscal 2011, Plan matching contributions of $55,992,000 were funded in cash from the Company. In fiscal 2010, Plan matching contributions were funded with 66,444 in shares and $32,000 in cash from the ESOP, and $51,129,000 from the Unallocated Proceeds received from the Consolidated Securities Litigation Action, see Note 8. Effective June 2009, the Plan was amended to allow employer cash contributions and income to be retained in cash or cash equivalents within the Plan. Following the amendment, the prior year Plan’s match contributions were allocated in April 2010 in cash and subsequently invested in the participant directed funds according to participants’ elections.

Employer Matching Contributions to Participant Accounts: Effective April, 2010, the Plan was amended to change the timing of the employer matching contribution allocation from annual to each pay period. Effective April 1, 2009, the timing of the employer matching contribution was changed from monthly to annually, and allocated to participants’ accounts as soon as administratively feasible following the last business day of the Plan year. Prior to April 2009, the employer matching contribution was made as of the last business day of each month throughout the fiscal year. Effective April 1, 2009, the Plan was amended to allow participants’ accounts to be credited with employer matching contributions in cash. Prior to April 2009, participant accounts were credited with matching Company contributions, primarily in the form of the Company’s common stock. Effective April 1, 2005, the Plan provides for Company matching contributions to all participants who make elective deferrals in an amount equal to 100% of the employee’s deferral for the first 3% of pay deferred and 50% of the employee’s deferral for the next 2% of pay deferred. An additional annual matching contribution may be granted to Plan participants at the discretion of the Company. The Plan was amended effective April 1, 2007, to provide for a true-up matching employer contribution, the amount equal to the difference between (1) a participant’s matching contribution determined based on the participant’s compensation and eligible contributions for the entire Plan Year and (2) the amount of the participant’s matching contribution contributed to the Plan on a monthly basis for the Plan Year.

Employer Contributions: Dividends on unallocated shares of Company common stock were used to pay the obligations under the ESOP loans. Under the terms of the loan agreements, the Company was required to make cash contributions to the extent that the dividends were not sufficient to service the debt. To pay down such debt obligations, cash contributions amounted to $899,000 in the year ended March 31, 2010. In June 2009, the Company paid in full the remaining principal amount of $869,000. At March 31, 2010 there were no outstanding ESOP Loans. The remaining unallocated shares of McKesson common stock were released and allocated to participants for the fiscal year 2010.

Vesting: Employer contributions made on or after April 1, 2005 are 100% vested immediately. Employer contributions made before April 1, 2005 vest ratably over five years of service (20% vests each year over five years). Generally, for employer contributions made before April 1, 2005, 100% vesting is provided upon retirement, disability, death, termination of the Plan, or a substantial reduction in work force initiated by the Company for affected participants. Dividends automatically reinvested in McKesson common stock on and after January 1, 2003 are also 100% vested at all times.

Forfeitures: A rehired employee who has met certain levels of service prior to termination may be entitled to have forfeited interests in the PSIP reinstated. Each fiscal year, forfeited interests are used to reinstate previously forfeited amounts of rehired employees and to pay other Plan expenses as appropriate. Forfeitures for the years ended March 31, 2011 and 2010 of employer contributions made before April 1, 2005 were $588,000 and $570,000.

Diversification of Stock Fund: Participants may transfer Company contributions to other investment funds as soon as they are made. In addition, participants may diversify past Company contributions without restrictions.

Payment of Benefits: Distributions are made only upon a participant’s retirement, death (in which case, payment shall be made to the participant’s beneficiary), or other termination of employment with the Company. Distributions are made in cash or, if a participant elects a distribution in-kind, in the form of Company common shares plus cash for any fractional share.

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN

FINANCIAL NOTES (Continued)

McKesson Employer Stock Fund: The following is information regarding the allocated shares of McKesson common stock at fair value held as of March 31 (in thousands):

2011			2010
Number of Shares	Cost Basis	Fair Value of Shares	Number of Shares	Cost Basis	Fair Value of Shares
5,998	$216,985	$474,149	6,756	$241,272	$443,996

The per share fair value of McKesson common stock at March 31, 2011 and 2010 was $79.05 and $65.72.

The following is a reconciliation of the allocated and unallocated net assets available for benefits for the Non-Participant Directed funds for the years ended March 31 (in thousands):

	2011			2010
	Allocated	Unallocated	Total	Allocated	Unallocated	Total
Net Assets April 1	$446,803	$76,949	$523,752	$272,442	$1,443	$273,885
Net appreciation	81,480	—	81,480	225,261	2,039	227,300
Dividends and interest	4,569	—	4,569	3,472	32	3,504
Securities litigation settlement proceeds	—	—	—	—	76,949	76,949
Employer contributions	—	—	—	—	899	899
Benefits paid to participants	(29,130)	—	(29,130)	(25,980)	—	(25,980)
Interest expense	—	—	—	—	(14)	(14)
Administrative fees	(88)	—	(88)	(103)	—	(103)
Allocation of 67 shares, at market	—	—	—	4,367	(4,367)	—
Cash allocation	76,949	(76,949)	—	32	(32)	—
Transfers to participant directed investments	(103,452)	—	(103,452)	(32,688)	—	(32,688)

Net Assets March 31	$477,131	$—	$477,131	$446,803	$76,949	$523,752

2. Significant Accounting Policies

Basis of Accounting: The financial statements of the Plan are prepared in accordance with accounting principles generally accepted in the United States of America.

Investments held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit responsive investment contracts. The contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statement of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Cash Equivalents: The Plan considers all highly liquid debt instruments with remaining maturities of less than three months at the date of purchase to be cash equivalents.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amount of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risk and Uncertainties: The Plan utilizes various investment instruments including mutual funds, common collective trusts, separately managed accounts and guaranteed investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the financial statements.

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN

FINANCIAL NOTES (Continued)

New Accounting Pronouncements: In January 2010, the FASB issued Accounting Standards Update (“ASU”) No. 2010-06, Fair Value Measurements and Disclosures, which amends Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures, adding new disclosure requirements for Levels 1 and 2, separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements and clarification of existing fair value disclosures. ASU No. 2010-06 was effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which was effective for fiscal years beginning after December 15, 2010. The adoption of this new guidance did not have a material impact on the Plan’s financial statements.

In September 2010, the FASB issued ASU No. 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans. The ASU requires that participant loans be classified as notes receivable rather than a plan investment and measured at unpaid principal balance plus accrued but unpaid interest rather that fair value. The Plan retroactively adopted the new accounting in fiscal 2011. The adoption of this new guidance did not have a material impact on the Plan’s financial statements.

In May 2011, the FASB issued ASU No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS, which amends ASC 820, Fair Value Measurements and Disclosures. This ASU requires the categorization by level for items that are only required to be disclosed at fair value and information about transfers between Level 1 and Level 2. In addition, the ASU provides guidance on measuring fair value of financial instruments managed within a portfolio and the application of premiums and discounts on fair value measurements. The ASU requires additional disclosure for Level 3 measurements regarding the sensitivity of fair value to changes in unobservable inputs and any interrelationships between those inputs. The new guidance is effective for reporting periods beginning after December 15, 2011. We do not anticipate the adoption of the amended guidance will have a material effect on the statement of net assets available for benefits and statement of changes in net assets available for benefits. Plan management has not determined the impact on the disclosures in the financial statements.

In April 2009, new fair value guidance regarding “Disclosures Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly”, was issued. The Plan adopted the new guidance in April 2009, which required expanded disclosures and required that major categories for debt and equity securities in the fair value hierarchy table be determined on the basis of the nature and risks of the investments. The adoption of this new guidance did not have a material impact on the Plan’s financial statements.

On April 1, 2009, the Plan adopted new guidance that permits entities to use a Net Asset Value (“NAV”) to estimate fair value, provided that the NAV is computed as of the date of the financial statements. The investments must be in an entity with all the attributes of an investment company and it cannot have a readily determinable fair value. The adoption of this new guidance did not have a material impact on the statements of net assets available for benefits and statements of changes in net assets available for benefits. See Note 4, “Fair Value Measurement,” for disclosures pursuant to this new guidance.

Investment Valuation and Income Recognition: The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Investments in mutual funds are stated at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Investments in the Fidelity BrokerageLink are primarily stated at quoted market prices. Investments in common collective trusts are stated at net asset value. Interests in separately managed accounts are valued based on the underlying net assets, which are primarily valued using quoted market prices.

Within the BNY Mellon Stable Value Portfolio (“Stable Value Portfolio” or “BNY”), traditional Guaranteed Investment Contracts (“GICs”) and Variable Rate Synthetic GICs are stated at estimated fair value using discounted cash flows. Fixed Maturity Synthetic GICs are stated at estimated fair value based on market values of publicly traded bonds that are held as its underlying assets. Constant Duration Synthetic GICs are also held in the Stable Value Portfolio and are stated at estimated fair value based on market values. Short term investment funds (“STIF”) represent a fund’s cash balance fair value equal to the face value of cash.

Notes receivable from participants are valued at the unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Shares of McKesson common stock are valued at quoted market prices on March 31, 2011 and 2010. Certain administrative expenses are allocated to the individual investment options based upon daily balances invested in each option and are reflected as a reduction of net appreciation in fair market value of investments. Consequently, these management fees and operating expenses are reflected as a reduction of investment return for such investments. All other activities are recorded in the Plan based on the elections

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN

FINANCIAL NOTES (Continued)

of the individual participants in the Plan. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Administrative Fees: Administrative fees of the Plan are paid by either McKesson or the Plan, as provided by the Plan document.

Benefits: Benefits are recorded when paid.

3. Investments

The fair values of individual investments that represent 5% or more of the Plan’s net assets at March 31 were as follows (in thousands):

	2011	2010
McKesson Corporation Stock (Employer and Employee Stock Fund) *	$561,774	$511,711
SSgA S&P 500 Index Fund	314,896	271,399
Dodge & Cox Large Cap Value Portfolio **	167,345	142,302
Rainier Large Cap Growth**	163,399	130,877
Stable Value Portfolio	231,119	216,040
Fidelity BrokerageLink**	150,132	107,977

*	Non-Participant Directed and Participant Directed
**	None of the underlying investments in the account exceed 5% of net assets available for benefits

The Stable Value Portfolio contains investment contracts with insurance companies and financial institutions with the objective of providing participants with a stable return on investment and protection of principal from changes in market interest rates.

Traditional GICs are unsecured general account obligations of insurance companies. The obligation is backed by the general account assets of the insurance company that writes the investment contract. Traditional GIC crediting rates are based upon the rate that is agreed to when the insurance company writes the contract and are generally fixed for the life of the contract.

Variable Rate Synthetic GICs consist of an asset or pool of assets that are managed by the bank or insurance company and are held in a bankruptcy-remote vehicle for the benefit of the fund (or plan). The contract is benefit responsive and provides next day liquidity at contract value. The Variable Rate Synthetic GIC crediting rate is reset every quarter based on the then-current market index rates and investment spread. The investment spread is established when the contract is issued and is guaranteed by the issuer for the life of the investment.

Fixed Maturity Synthetic GICs consist of an asset or pool of assets that are owned by the fund (or plan) and a benefit responsive, book value wrap contract purchased for the portfolio. The wrap contract provides contract value accounting for the asset and assures that contract value, benefit responsive payments will be made for participant-directed withdrawals.

Constant Duration Synthetic GICs consist of a portfolio of securities owned by the fund (or plan) and a benefit responsive book value wrap contract purchased for the portfolio. The wrap contract amortizes gains and losses of the underlying securities over the portfolio duration and assures that contract value payments will be made for participant-directed withdrawals.

The Fixed Maturity Synthetic and Constant Duration Synthetic GICs use wrap contracts in order to manage market risks and to alter the return characteristics of the underlying portfolio of securities owned by the Stable Value Portfolio to match certain fund objectives. There are no reserves against these contract values for credit risk of the contract issuer or otherwise. For both Fixed Maturity Synthetic and Constant Duration Synthetic GICs, the fair values of wrap contracts provided by issuers are valued using the combination of a cost and income approach. The methodology uses the cost approach to determine the replacement value of each contract based on a pricing matrix at March 31, 2011 and 2010. The methodology then uses the income approach to determine the present value of the fee payments related to the contract, using both the current contractual fees and the replacement fees generated by the matrix pricing. The fee payments over the duration of the contract are discounted by using comparable duration swap rates. The carrying value of the contract is the present value of the wrap cost applying replacement fees less the present value of the wrap cost applying current contractual fees.

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN

FINANCIAL NOTES (Continued)

The initial crediting rates for both the Fixed Maturity Synthetic and Constant Duration Synthetic GICs are established based on the market interest rates at the time the initial asset is purchased and are guaranteed to have an interest crediting rate of not less than zero percent. The Fixed Maturity Synthetic GIC crediting rate is set at the start of the contract and typically resets on a quarterly basis. The Constant Duration Synthetic GIC crediting rate resets every quarter based on the contract value, the market yield to maturity, the market value and the average duration of the underlying assets. The crediting rate for Constant Duration Synthetic GICs aims at converging the contract value with the market value; therefore, it will be affected by interest rate and market changes.

Pooled funds consist of a single investment in the Mellon Stable Value Fund. The Mellon Stable Value Fund is a collective investment fund for employee benefit trusts and plans. This fund invests primarily in a diversified portfolio of contracts issued by creditworthy insurance companies (“GICs”), synthetic GICs, separate account GICs, variable rate GICs, repurchase agreements, and cash and cash equivalents, including money market instruments and certificates of deposit. This fund is valued daily and the yield is calculated monthly by annualizing the income accrued during the month.

It is probable that withdrawals and transfers resulting from the following events will limit the ability of the portfolio to transact at book or contract value. Instead, fair value will likely be used in determining the payouts to the participants.

•	Employer-initiated events — events within the control of the plan or the plan sponsor which would have a material and adverse impact on the fund

•	Employer communications designed to induce participants to transfer from the fund

•	Competing fund transfer or violation of equity wash or equivalent rules in place

•	Changes of qualification status of employer or plan

In general, issuers may terminate the GICs and settle at other than contract value if there is a change in the qualification status of employer or plan, a breach of material obligations under the contract, misrepresentation by the contract holder, or failure of the underlying portfolio to conform to the pre-established investment guidelines.

The average yield of the entire Stable Value Portfolio based on actual earnings was 2.64% at March 31, 2011 and 2010. The average yield of the portfolio based on the interest rate credited to participants was 2.53% and 2.67% at March 31, 2011 and 2010. To calculate the yield, the amount credited to participants for the last day of the period is annualized and divided by the fair value of the investment portfolio on that date.

The Stable Value Portfolio is presented in the Statements of Net Assets Available for Benefits at fair value in the investments total and adjusted to contract value in determining the net assets available for benefits.

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN

FINANCIAL NOTES (Continued)

The portfolio holdings in the BNY Stable Value Portfolio as of March 31 are shown below (in thousands):

	2011
	Rating S&P/ Moody’s	Investment at Fair Value	Wrap Contract at Fair Value	Adjustment to Contract Value
Cash /Cash Equivalents:
Fidelity Management Trust Company (STIF)	Cash/Cash	$53,204	$—	$—
Variable Rate Synthetic GIC:
Natixis Financial Products, LLC	AAA/Aaa	2,019	—	(12)
Traditional GIC:
Metropolitan Life Insurance Company	AA-/Aa3	2,796	—	(59)
Metropolitan Life Insurance Company	AA-/Aa3	3,071	—	(26)
New York Life	AAA/Aaa	2,095	—	(28)
Fixed Maturity Synthetic GIC:
Bank of America, N.A.	AAA/Aaa	6,918	—	(126)
State Street Bank	AAA/Aaa	11,052	6	(329)
Rabobank Nederland	AAA/Aaa	498	—	(4)
Constant Duration Synthetic GIC:
State Street Bank	AA/Aa2	24,132	40	(690)
Pacific Life	AA/Aa2	46,164	76	(1,299)
Natixis Financial Products, LLC	AA/Aa2	21,870	7	(606)
Prudential	AA+/Aa1	56,516	—	(695)
Pooled Funds:
Mellon Stable Value Fund	AA+/Aa1	655	—	(8)

Total		$230,990	$129	($3,882)

	2010
	Rating S&P/ Moody’s	Investment at Fair Value	Wrap Contract at Fair Value	Adjustment to Contract Value
Cash /Cash Equivalents:
Fidelity Management Trust Company (STIF)	Cash/Cash	$45,112	$—	$—
Variable Rate Synthetic GIC:
Natixis Financial Products, LLC	AAA/Aaa	2,069	—	(60)
Traditional GIC:
Metropolitan Life Insurance Company	AA-/Aa2	2,765	—	(144)
New York Life	AAA/Aaa	2,115	—	(49)
Fixed Maturity Synthetic GIC:
Bank of America, N.A.	AAA/Aaa	11,624	15	(368)
State Street Bank	AAA/Aaa	13,660	8	(511)
Rabobank Nederland	AAA/Aaa	5,276	3	(116)
Constant Duration Synthetic GIC:
State Street Bank	AA+/Aa1	23,152	30	(498)
Pacific Life	AA+/Aa1	44,276	59	(924)
Natixis Financial Products, LLC	AA+/Aa1	20,981	6	(431)
Prudential	AA+/Aa1	44,246	—	(20)
Pooled Funds:
Mellon Stable Value Fund	AA+/Aa1	643	—	(13)

Total		$215,919	$121	($3,134)

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN

FINANCIAL NOTES (Continued)

During fiscal 2011 and 2010, the Plan’s net appreciation/ (depreciation) in fair value of investments (including gains and losses on investments bought and sold, as well as held during the year) was as follows (in thousands):

	2011	2010
Mutual funds	$48,743	$216,543
Fidelity BrokerageLink	12,681	7,947
Common/collective trusts	48,808	72,668
Separately managed accounts	64,721	63,967
BNY Mellon Stable Value Portfolio	615	(423)
McKesson Common Stock:
Employer Stock Fund*	81,480	227,300
Employee Stock Fund	14,796	32,091

Total	$271,844	$620,093

*	Non-Participant Directed

4. Fair Value Measurement

Fair value is defined as the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date. When determining fair value, the Plan considers the principal or most advantageous market in which the Plan would transact, and the Plan considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, redemption restrictions, and risk of non-performance.

In addition to determining fair value, the Plan is required to establish a fair value hierarchy for valuation inputs. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market. Each fair value measurement is reported in one of the three levels which is determined by the lowest level input that is significant to the fair value measurement in its entirety. These levels are:

Level 1 –	unadjusted quoted prices in active markets for identical assets or liabilities,

Level 2 –

quoted prices for similar assets or liabilities in active markets;

quoted prices for identical or similar assets or liabilities in inactive markets;

inputs other than quoted prices that are observable for the asset or liability; and

inputs that are derived principally from or corroborated by observable market data by correlation or other means,

Level 3 –	unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of assets or liabilities.

The Plan’s investments measured at fair value on a recurring basis consisted of the following types of instruments as of March 31, (in thousands):

	2011
	Total	Level 1	Level 2
Mutual funds	$511,010	$511,010	$—
Fidelity BrokerageLink:
Mutual funds	115,255	115,255	—
Common & preferred stock	32,296	32,296	—
Fixed income investments	1,525	—	1,525
Other	1,057	604	453
Common/collective trusts	425,846	—	425,846
Separately managed accounts:
Mutual funds	8,923	8,923	—
Common & preferred stock	451,474	451,474	—
BNY Mellon Stable Value Portfolio	231,119	—	231,119
McKesson common stock	561,774	561,774	—

Total	$2,340,279	$1,681,336	$658,943

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN

FINANCIAL NOTES (Continued)

	2010
	Total	Level 1	Level 2
Mutual funds	$366,434	$366,434	$—
Fidelity BrokerageLink:
Mutual funds	86,714	86,714	—
Common & preferred stock	19,691	19,691	—
Fixed income investments	1,172	—	1,172
Other	400	276	124
Common/collective trusts	372,248	—	372,248
Separately managed accounts:
Mutual funds	7,255	7,255	—
Common & preferred stock	354,071	354,071	—
BNY Mellon Stable Value Portfolio	216,040	—	216,040
McKesson common stock	511,711	511,711	—

Total	$1,935,736	$1,346,152	$589,584

For the years ended March 31, 2011 and 2010 there were no significant investments classified as level 3; nor were there any significant transfers in or out of levels 1, 2 or 3.

Below is a description of the valuation methodologies used for the fair value measurements:

Mutual funds are publicly traded investments which are valued using a NAV. The NAV of a mutual fund is a quoted price in an active market. The NAV is determined once a day after the closing of the exchange based upon the underlying assets in the fund, less the fund’s liabilities, expressed on a per-share basis.

Common/collective trusts (CCTs) are valued using a NAV. The NAV of a CCT is based on the market values of the underlying securities in an active market. The beneficial interest of each participant is represented in units. Units are issued and redeemed daily at the fund’s closing NAV.

Separately Managed Accounts are valued based on the fair values of the underlying securities in an active market.

BNY Mellon Stable Value Portfolio includes Fixed Maturity Synthetic and Constant Duration Synthetic GICs which consist primarily of underlying assets which are traded in active markets and have readily quoted market prices. The fair value of the underlying portfolio of these contracts is the sum of all assets’ market values provided by third party pricing sources or external managers. Both Fixed Maturity Synthetic and Constant Duration Synthetic GICs contain wrap contracts that guarantee benefit responsive payments for participant directed transactions at contract value. The fair value of the wrap contract is the present value of the wrapper cost applying replacement fees less the present value of the wrapper cost applying current contractual fees. Short term investments represent a fund’s cash balance fair value equal to the face value of cash. Fair values of traditional GICs are determined by calculating the present value of all future cash flows of the contract. Fair value of Variable Rate Synthetic GICs is the book value of the contracts plus the present value of the payments required by the current market spread less the present value of the contractual spread payments set at the time of purchase.

Investments in the Fidelity BrokerageLink and McKesson common stock are stated at quoted market prices.

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN

FINANCIAL NOTES (Continued)

The Plan invests in certain entities where the fair value is measured by net asset value per share. There were no unfunded commitments, normal course of business restrictions, or other redemption restrictions for these investments. These investments are summarized below as of March 31, (in thousands):

	2011
	Fair Value	Redemption Frequency	Redemption Notice Period

Common/collective trusts	$425,846	As needed	1-5 days
BNY Stable Value Portfolio:
Constant duration synthetic contracts	148,805	As needed	3-4 days
Cash and cash equivalents (STIF)	53,204	As needed	1 day
Pooled funds	655	*	1-2 days

Total	$628,510

	2010
	Fair Value	Redemption Frequency	Redemption Notice Period

Common/collective trusts	$372,248	As needed	1-5 days
BNY Stable Value Portfolio:
Constant duration synthetic contracts	132,750	As needed	3-4 days
Cash and cash equivalents (STIF)	45,112	As needed	1 day
Pooled funds	643	*	1-2 days

Total	$550,753

*	A plan sponsor directed or investment manager directed termination will result in receipt of the book value of the contract, but the Trustee of the fund (BNY Mellon) has the right to delay the withdrawal for up to 12 months to assure that the transaction does not negatively affect the remaining investors in the fund

5. ESOP Promissory Notes Payable

In June 1989, the Company amended the Plan to add an additional leveraged ESOP. In June 1989, the Plan purchased from the Company 2,849,003 shares of McKesson Corporation Series B ESOP Convertible Preferred Stock ($43.875 stated value) for $125,000,000, financed by a twenty-year term loan from the Company. During fiscal 1995, in connection with the PCS Transaction (a fiscal 1995 transaction involving a reorganization and a sale of a business unit of the Company), all shares of Series B ESOP Convertible Preferred Stock held by the Plan were converted into 5,440,914 shares of Company common stock. In fiscal 1996, in connection with the PCS Transaction, the ESOP purchased 6,259,080 additional shares of Company common stock.

The ESOP promissory note supporting the June 1989 stock purchase was payable to the Company in annual installments plus interest at 8.6% over a twenty-year term ending in fiscal 2010. In June 2007 a principal payment of $6,000,000 was made to enable the release of additional shares for employer contributions, and each of the scheduled subsequent loan repayment installments was reduced. In June 2009, the Company paid in full the remaining principal amount of $869,000. At March 31, 2010 there were no outstanding ESOP Loans. The remaining unallocated shares of McKesson common stock were released and allocated to participants for the fiscal year 2010.

6. Federal Income Tax Status

In April 2011, the Plan obtained its latest determination letter in which the Internal Revenue Service (“IRS”) stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. This was in response to the Plan’s sponsor request in accordance with Revenue Procedure 2006-66, for an updated determination letter on the entire Plan as amended, including the requirements of the Economic Growth and Tax Relief Reconciliation Act of 2001, Pub. L. 107-16, and all other items identified on the 2005 Cumulative List of Changes in Plan Qualification Requirements. The Company and the Plan

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN

FINANCIAL NOTES (Continued)

administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the Plan and related trust continue to be tax-exempt. Therefore no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of March 31, 2011, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

7. Plan Termination

The Company’s Board of Directors reserves the right to terminate the Plan. If termination should occur, all participant accounts would immediately vest and each account would receive a distribution equal to the vested account balance.

8. Litigation

Accounting Litigation

Following the announcements by McKesson in April, May and July of 1999 that McKesson had determined that certain software sales transactions in its Information Solutions segment, formerly HBO & Company (“HBOC”), were improperly recorded as revenue and reversed, numerous lawsuits had been filed against McKesson, HBOC, certain of McKesson’s or HBOC’s current or former officers or directors, and other defendants, including Bear Stearns & Co. Inc. (“Bear Stearns”) and Arthur Andersen LLP (“Andersen”), which lawsuits were consolidated into a single proceeding in the Northern District of California captioned, In re McKesson HBOC, Inc. Securities Litigation (No. C-99-20743 RMW) (the “Consolidated Securities Litigation Action”). On January 12, 2005, McKesson announced that it had reached an agreement to settle the claims in the Consolidated Securities Litigation Action. On February 24, 2006, the district court gave final approval to the McKesson settlement of the Consolidated Securities Litigation Action, and as a result, McKesson paid approximately $960 million into an escrow account established by the lead plaintiff in connection with the settlement. On April 13, 2007, the district court gave final approval to the settlement of related claims against Andersen brought pursuant to the Consolidated Securities Litigation Action. In that matter, the district court found the settlement of the claims against Andersen for the sum of $72.5 million in cash, plus accrued interest, was fair, reasonable, and adequate to the settlement class. On January 18, 2008, the trial judge gave his final approval to a settlement of the class action by the last remaining defendant, Bear Stearns. In consideration of obligations of Bear Stearns, McKesson paid $10 million to fund the Bear Stearns class settlement. The Bear Stearns settlement is final. On April 27, 2009, the court issued an order approving the distribution of the settlement funds. On October 2009, the Plan received approximately $119 million of the Consolidated Securities Litigation Action proceeds. Approximately $77 million of the proceeds were attributable to the unallocated shares (the “Unallocated Proceeds”) of McKesson common stock owned by the Plan in an ESOP suspense account. The receipt of the Unallocated Proceeds by the Plan was reimbursement for the loss in value of the Company’s common stock held by the Plan in its ESOP suspense account during the Consolidated Securities Litigation Action class holding period and not a contribution made by the Company to the Plan or ESOP. The receipt of the Unallocated Proceeds is reported as “Securities Litigation Settlement Proceeds” in the non-participant directed column within the Statement of Changes in Net Assets. In accordance with the Plan terms, the Plan distributed all the Unallocated Proceeds to the current Plan participants after the close of the Plan year in April 2010.

Approximately $42 million of the proceeds were attributable to the allocated shares (“Allocated Proceeds”) of McKesson common stock owned by the Plan participants during the Consolidated Securities Litigation Action class-holding period (“Settlement Class”). The receipt of the Allocated Proceeds by the Plan is reported as “Securities Litigation Settlement Proceeds” in the participant directed column within the Statement of Changes in Net Assets. The portion of the settlement amount related to allocated shares was allocated to members of the Settlement Class on November 6, 2009. An account was established in the Plan for each member of the Settlement Class to hold such allocation and invest it in accordance with their current investment elections in effect. For Participants without a current investment election, their account was invested in the Plan’s default investment fund, an age appropriate Vanguard Target Retirement Fund. Participants are permitted to take a distribution of such allocated amount in accordance with the terms of the Plan.

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN

FINANCIAL NOTES (Continued)

9. Related-Party Transactions

At March 31, 2011 and 2010, the Plan held approximately 7,096,000 and 7,778,000 common shares of McKesson Corporation, the Plan’s sponsor. The shares were held within the Plan’s Employer and Employee Stock Funds. At March 31, 2011 and 2010, the allocated Employer Stock Fund held approximately 5,998,000 and 6,756,000 common shares. At March 31, 2011 and 2010, the Employee Stock Fund held approximately 1,098,000 and 1,022,000 shares.

McKesson declared dividends of $0.72 and $0.48 per share for fiscal year 2011 and 2010. During the years ended March 31, 2011 and 2010, the Employer Stock Fund received dividend income from McKesson common shares of approximately $4,291,000 and $3,567,000. During each of the years ended March 31, 2011 and 2010, the Employee Stock Fund received dividend income from McKesson common shares of approximately $720,000 and $502,000.

Certain investment options are managed by Fidelity, which also serves as the Plan’s record-keeper and trustee. Therefore, these transactions qualify as party-in-interest transactions. Fees for investment management services are allocated to the participants with balances in those funds.

10. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits per the financial statements at March 31, 2011 and 2010 to the Form 5500:

Statements of net assets available for benefits:

	2011	2010
Net assets available for benefits per the financial statements	$2,373,774	$2,042,602
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	3,882	3,134

Net assets available for benefits per the Form 5500	$2,377,656	$2,045,736

Statements of changes in net assets available for benefits:

	2011	2010
Increase in net assets per the financial statements	$331,172	$735,275
Change in adjustment from contract value to fair value for fully benefit-responsive investment contracts	748	9,603

Net increase in net assets available for benefits per the Form 5500	$331,920	$744,878

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i SCHEDULE OF ASSETS (HELD AT END OF YEAR)

MARCH 31, 2011

Investment/Fund Name	Cost Basis	Shares/Units/Interest Rate	Current Value
* MCKESSON EMPLOYER STOCK FUND (allocated)	$216,985,196	5,998,087	$474,148,777
* MCKESSON EMPLOYEE STOCK FUND	52,538,770	1,097,697	87,625,384

			561,774,161

SSGA BOND INDEX	102,067,123	5,024,527	110,949,797
SSGA S&P 500 INDEX	269,509,748	14,037,064	314,896,256

			425,846,053

DODGE & COX LARGE CAP VALUE PORTFOLIO	129,713,550	10,333,579	167,344,531
RAINIER LG CAP GROWTH PORTFOLIO	138,369,608	3,942,830	163,398,786
CADENCE SMALL CAP GROWTH PORTFOLIO	54,212,672	4,803,871	68,754,081
FISHER SMALL CAP VALUE PORTFOLIO	48,125,083	3,686,007	60,899,810

			460,397,208

BNY MELLON STABLE VALUE PORTFOLIO:
Fidelity Management Trust Company (STIF) 100-31-TPMZ	53,204,494	0.21%	53,204,494
Natixis Financial Products, Inc. 975-25 (5 Year CMS-19)	2,006,953	2.03%	2,018,533
Mellon Stable Value Fund	647,019	2.46%	655,181
Bank of America, N.A. 03-051	6,792,437	5.63%	6,918,282
Metropolitan GAC 31937	2,737,986	4.44%	2,796,469
Metropolitan GAC 32269	3,044,776	1.95%	3,071,136
Natixis Financial Products, Inc. WR 1075-01	21,270,502	3.52%	21,876,070
New York Life GA 34301	2,066,673	3.44%	2,094,602
Prudential GA 62189	55,820,763	3.05%	56,515,858
State Street Bank SSB1 107074	23,481,608	3.55%	24,171,898
State Street Bank SSB2 107075	10,728,698	4.50%	11,058,081
Pacific Life G-27306.01	44,941,276	3.57%	46,240,414
Rabobank Nederland MCK080301	493,762	3.99%	498,088

			231,119,106

FIDELITY BROKERAGELINK	136,065,611	53,490,891	150,132,250

VANGUARD TARGET RET 2010	20,750,329	981,838	22,543,007
VANGUARD TARGET RET 2020	67,625,436	3,280,311	75,151,918
VANGUARD TARGET RET 2030	59,260,777	2,953,942	66,877,256
VANGUARD TARGET RET 2040	31,008,721	1,567,612	35,333,981
VANGUARD TARGET RET 2050	6,783,419	336,411	7,549,056
VANGUARD TARGET RET INC	5,483,853	506,162	5,800,620
VANGUARD TARGET RET 2005	3,664,938	323,858	3,886,295
VANGUARD TARGET RET 2015	47,321,698	4,058,877	52,075,388
VANGUARD TARGET RET 2025	62,604,929	5,344,857	70,177,970
VANGUARD TARGET RET 2035	43,980,468	3,640,648	49,949,688
VANGUARD TARGET RET 2045	11,414,182	905,804	12,826,178
PSIP INTERNATIONAL	94,475,178	4,188,620	108,839,024

			661,142,631

* Outstanding loan balances, maturing 2012-2033 (5,545 loans, interest rates from 4% to 11%)	34,394,606		34,394,606

Total	$1,863,592,842		$2,374,673,765

*	Party-in-interest

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MCKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN

Dated: September 21, 2011	/s/ Jeffrey C. Campbell
Jeffrey C. Campbell
Executive Vice President and Chief Financial Officer

/s/ Jorge Figueredo
Jorge Figueredo
Executive Vice President Human Resources